SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

(Amendment No. 1*)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Molecular Insight Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

60852M104

(CUSIP number)

Philip Cecil McDonnell Investment Management, LLC 1515 W. 22nd Street Oak Brook, IL 60523 630-684-8655

(Name, address and telephone number of person authorized to receive notices and communications)

January 7, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7, for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2010 (the “Schedule 13D”) by McDonnell Loan Opportunity Ltd., an exempted company organized and existing under the laws of the Cayman Islands, and McDonnell Investment Management, LLC, a Delaware limited liability Company (“Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock” or the “Shares”) of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Company” or the “Issuer”). This Amendment No. 1 is being filed for the reasons set forth in Item 4 below. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 2. Identity and Background

The second paragraph of clauses (a) - (c) of Item 2 is hereby amended and restated in its entirety as follows:

As further described in Item 4, the Reporting Persons are engaged in discussions with certain other stakeholders of the Company (the “Other Stakeholders”) regarding certain restructuring proposals (the “Company Proposals”) presented by the Company to its Stakeholders on June 21, 2010. The Other Stakeholders are Quintessence Fund L.P.; QVT Fund LP; Taconic Opportunity Fund LP; Highland Capital Management, L.P.; and Pioneer Floating Rate Trust. The Reporting Persons and one or more of the Other Stakeholders collectively hold approximately $200 million in principal amount of the Company’s Senior Secured Floating Rate Bonds due 2012. The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

Item 4. Purpose of Transaction

The third paragraph of Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons and/or any of the Other Stakeholders may engage in discussions with the Company’s Board of Directors, officers, stockholders or third parties with respect to the Company’s financial condition, the Company Proposals, alternative strategies to maximize stockholder value, additional or alternate plans or proposals to refinance or restructure the Company’s indebtedness and/or methods to improve the Company’s governance and may discuss or take such other actions with respect to the investments in the Company made by the Reporting Persons or the Other Stakeholders as each such person may determine to be necessary or appropriate. The Reporting Persons and the Other Stakeholders delivered to the Company (a) a written response (the “Written Response”) to the Company Proposals on June 27, 2010, the date of the event that required the filing of this Schedule 13D, and various subsequent amendments, modifications and revisions of the Written Response thereafter and (b) a modified written response (the “Modified Written Response”) to the Company Proposals on January 7, 2011, the date of the event that required the filing of Amendment No. 1 to this Schedule 13D. The Written Response and the subsequent amendments, modifications and revisions thereto contemplated, among other things, a deleveraging of the Company through a debt for equity exchange. The Modified Written Response contemplates, among other things, (a) a deleveraging of the Company through a debt for equity exchange and (b) a delisting of the Company’s Common Stock and a deregistering of the Company’s securities under the Securities and Exchange Act of 1934. The Reporting Persons and the Other Stakeholders have discussed and expect to continue to discuss the Modified Written Response with the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The third paragraph of Item 6 is hereby amended and restated in its entirety as follows:

The Company presented the Company Proposals to the Reporting Persons and the Other Stakeholders on June 21, 2010. The Reporting Persons have evaluated the Company Proposals and discussed the Company Proposals with the Other Stakeholders since such date. The Reporting Persons and the Other Stakeholders delivered to the Company (a) the Written Response on June 27, 2010, the date of the event that required the filing of this Schedule 13D, and various subsequent amendments, modifications and revisions of the Written Response thereafter and (b) the Modified Written Response on January 7, 2011, the date of the event that required the filing of Amendment No. 1 to this Schedule 13D. The Written Response and the subsequent amendments, modifications and revisions thereto contemplated, among other things, a deleveraging of the Company through a debt for equity exchange. The Modified Written Response contemplates, among other things, (a) a deleveraging of the Company through a debt for equity exchange and (b) a delisting of the Company’s Common Stock and a deregistering of the Company’s securities under the Securities and Exchange Act of 1934. The Reporting Persons and the Other Stakeholders have discussed and expect to continue to discuss the Modified Written Response with the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2011	McDonnell Loan Opportunity Ltd.

By: McDonnell Investment Management, LLC,
as Investment Manager

	By:	/s/ Edward A. Treichel
	Name:	Edward A. Treichel
	Title:	President & Chief Executive Officer

Dated: January 12, 2011	McDonnell Investment Management, LLC

	By:	/s/ Edward C. Wood III
	Name:	Edward C. Wood III
	Title:	Chief Operating Officer